[RBC Letterhead]
August 4, 2006
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allis-Chalmers Energy Inc. Registration Statement on Form S-1 No. 333-133874
Ladies and Gentlemen:
On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:30 p.m. EDT on August 8, 2006, or as soon as possible thereafter, pursuant to Rule 461.
The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as a lead manager, has and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.
In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 26, 2006.

Underwriters Institutions Others Total	6,100 931 — 7,031	Copies
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Very truly yours, RBC CAPITAL MARKETS CORPORATION As a Representative of the Underwriters BY: RBC CAPITAL MARKETS CORPORATION

By:	/s/ Shauvik Kundagrami
Authorized Signatory